EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Six Months Ended June 30, 2005
Income from continuing operations before income taxes	$28,079

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	3,765
Interest element of rentals	3,653

Total fixed charges	7,418

Earnings before income taxes and fixed charges	$35,497

Ratio of earnings to fixed charges	4.79